On March 9, 2005, KPMG LLP ("KPMG") was notified that it was not selected by the Board of Directors (the "Board") of The Nevis Fund, Inc.
(the "Fund") as the independent registered public accounting firm for the Fund. Briggs, Bunting, &
Dougherty, LLP ("BB&D") was selected as the Fund's independent registered public accounting firm for the fiscal year ended May 31, 2005. The decision to select BB&D was recommended by the Fund's Audit Committee and was approved by the Board on May 19, 2005.
In connection with the audits of the fiscal years ended May 31, 2004 and 2003, and the subsequent interim period through March 9, 2005, there were no disagreements between the Fund and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements.
The audit reports of KPMG on the financial statements of the Fund as of and for the fiscal years ending May 31, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
The Fund has requested that KPMG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated July 27, 2005, is filed as an Exhibit to this Form N-SAR.